SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Subsidiary Signs Initial $1.3 Million Agreement with KLM Cargo

Hermes Logistics Technologies to Deliver a State-of-the-Art Cargo Management System at KLM’s Amsterdam Hub

OR YEHUDA, ISRAEL; June 26, 2007 -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), announced today that its wholly owned subsidiary, Hermes Logistics Technologies, a leading provider of air cargo management solutions, has signed an agreement with KLM Cargo to deliver a state-of-the-art cargo management system for the KLM Cargo Hub at Amsterdam’s Schiphol Airport. The initial phase of the agreement is valued at over US$1.3 million, to be recognized over an 18-month period. The comprehensive system, based on Hermes’ innovative cargo management solution, is due to be gradually rolled out into the KLM Cargo hubs during 2007 and 2008. It will enable KLM Cargo to further increase its efficiency by consolidating IT systems and by introducing real-time data captured throughout the hub’s warehouse.

Hermes will enable KLM Cargo to leverage the advantages of mobile handheld terminals to track and manage cargo in real-time within their cargo hub. Hermes will also allow KLM Cargo to employ proactive service level management of all shipments with its built-in warnings and automatic reminders to operational staff. The Hermes system is powered by eDeveloper™, Magic Software's award-winning composite application platform.

Mattijs ten Brink, vice president of worldwide operations of KLM Cargo, comments, “We were looking for ways to reach that top level of efficiency out of an already slick operation and the Hermes system, combined with their considerable expertise within the air cargo industry, seemed the perfect match of real-time warehouse capability, flexibility, state-of-the-art technology and increased management control with a proven return on investment.”

Barry Zigner, CEO of Hermes Logistics Technologies added, “We are delighted to be working with KLM on such a strategic facility. Having been selected by KLM Cargo, a major player in the market, is testimony to the unique benefits of increased efficiency and quality that Hermes brings to this industry.”

David Assia, chairman and acting CEO of Magic Software, said, “We are very pleased that a major European airline, such as KLM, has chosen the Hermes cargo management solution, powered by eDeveloper, Magic Software’s composite application platform. We strongly believe that our robust technology is ideal for effectively running large-scale real-time mission critical systems.”

About KLM Cargo

For more than eighty-five years, KLM Cargo has been on the forefront of transporting and handling general and special cargo. Building on this experience, KLM Cargo offers a wide range of air transport services in the market, providing seamless connections throughout the world. The services KLM Cargo offers are developed in close cooperation with its customers, taking a close look at their transportation needs in the entire logistic process. KLM Cargo is a member of the SkyTeam Cargo Alliance.

About Hermes Logistics Technologies
Hermes Logistics Technologies, a UK-based company and a fully owned subsidiary of Magic Software Enterprises, develops, markets and supports software solutions that enable independent cargo ground handling agents and airlines to gain competitive edge by increasing service levels and operational efficiency while reducing operational costs. Hermes’ products provide real-time data capture capability and availability of information, together with unique profiling abilities, that allow cargo handlers to realize measurable, accountable and tailored levels of services to their customers. For more information on Hermes Logistics Technologies and its products, visit www.hermes-cargo.com.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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Press contacts:

Steven L. Lubetkin
Public Relations Counsel
Magic Software Enterprises Ltd.
slubetkin@magicsoftware.com
Phone: +1 856.751.5491
Cell: +1 856.625.5502

Mary Lou Roberts

Magic Software Corporate Communications

Phone: 215-740-8976

mlroberts@magicsoftware.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: June 26 , 200 7